

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2020

Helen Sabzevari
President and Chief Executive Officer
Precigen, Inc.
20374 Seneca Meadows Parkway
Germantown, Maryland 20876

> **Re: Precigen, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 22, 2020**
> **File No. 333-239366**

Dear Ms. Sabzevari:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Staff Attorney at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services